Exhibit 3.1

CERTIFICATE OF SECOND AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ADIT EDTECH ACQUISITION CORP.

Adit EdTech Acquisition Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies and submits the following Certificate of Amendment to its Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”):

FIRST: The name of the Corporation is “Adit EdTech Acquisition Corp.”

SECOND: Article V, Section 5.4 of the Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) is hereby amended in its entirety to read as follows:

“If the Corporation engages in a Proxy Solicitation in connection with any proposed initial Business Combination, the Corporation will consummate such initial Business Combination only if a majority of the then outstanding shares of Common Stock present and entitled to vote at the meeting to approve the initial Business Combination are voted for the approval of such initial Business Combination.”

THIRD: Article V, Section 5.5 of the Charter is hereby amended in its entirety to read as follows:

“In the event that an initial Business Combination is approved in accordance with the above Section 5.4 and is consummated by the Corporation, any holder of shares of Common Stock sold in the IPO (the “IPO Shares”) may demand that the Corporation convert such holder’s IPO Shares into cash. If so demanded, the Corporation shall, promptly after consummation of the initial Business Combination, convert such shares into cash at a per share price equal to the quotient determined by dividing (a) the amount then held in the Trust Account (defined below) including any interest earned on the funds held in the Trust Account not previously released to the Corporation and net of taxes payable, calculated as of two business days prior to the consummation of the initial Business Combination, by (b) the total number of IPO Shares then outstanding (such price being referred to as the “Conversion Price”). “Trust Account” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO and simultaneous private placement is deposited, all as described in the Registration Statement. The Corporation may require any holder of IPO Shares who demands that the Corporation convert such IPO Shares into cash to either tender such holder’s certificates to the Corporation’s transfer agent at any time prior to the vote taken at the stockholder meeting relating to such initial Business Combination or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System at any time prior to the vote taken at the stockholder meeting relating to such initial Business Combination, with the exact timing of the delivery of the IPO Shares to be set forth in the proxy materials relating to such initial Business Combination. If the Corporation offers to redeem the IPO Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a Proxy Solicitation, a holder of IPO Shares, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking the redemption rights set forth in this Section 5.5 with respect to more than an aggregate of 15% of the IPO Shares without the prior consent of the Corporation.”

FOURTH: Article V, Section 5.6 of the Charter is hereby amended in its entirety to read as follows:

“If the Corporation engages in a Tender Offer, the Corporation shall file tender offer documents with the Commission which will contain substantially the same financial and other information about the initial Business Combination as is required under the proxy rules promulgated under the Exchange Act and that would have been included in any proxy statement filed with the Commission in connection with a Proxy Solicitation, even if such information is not required under the tender offer rules promulgated under the Exchange Act. The per-share price at which the Corporation will repurchase the IPO Shares in any such Tender Offer shall be equal to the Conversion Price. The Corporation shall not purchase any shares of Common Stock other than IPO Shares in any such Tender Offer.”

FIFTH: Article V, Section 5.7 of the Charter is hereby amended in its entirety to read as follows:

“In the event that the Corporation does not consummate an initial Business Combination by the 24-month anniversary of the consummation of the IPO (if not extended, which may be elected by the Board as many as six times for an additional one-month period each time, and as many as an additional two times for an additional three-month period each time) (the “Termination Date”), the Corporation shall (a) cease all operations except for the purposes of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, including the interest earned thereon not previously released to the Corporation, less any income or other taxes payable and less up to $100,000 of interest to pay dissolution expenses, divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate, subject (in the case of clauses (b) and (c) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

SIXTH: Article V, Section 5.11 of the Charter is hereby amended in its entirety to read as follows:

“If, in accordance with Section 5.1, any amendment is made to this Amended and Restated Certificate to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the IPO Shares in connection with an initial Business Combination or to redeem 100% of the IPO Shares if the Corporation has not consummated an initial Business Combination within the 24 months from the closing of the IPO or with respect to any other material provisions of this Amended and Restated Certificate relating to stockholder’s rights or pre-initial Business Combination activity, the holders of IPO Shares shall be provided with the opportunity to redeem their IPO Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of then outstanding IPO Shares.”

SEVENTH: That said amendment was duly adopted in accordance with the applicable provisions of Sections 141, 211 and 242 of the DGCL on July 11, 2023.

EIGHTH: The effective date of this Certificate of Amendment shall be upon filing with the Secretary of State of the State of Delaware.

[Signature page follow]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by David L. Shrier, its President, this 11th day of July, 2023.

ADIT EDTECH ACQUISITION CORP.

By:	/s/ David L. Shrier
Name: David L. Shrier
Title: Director, President, and Chief Executive Officer